Drimex Inc.
311 S Division Street
Carson City, Nevada 89703-4202

May 22, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

DrimexInc. -
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-186510

Dear: Justin Dobbie

In response to your letter dated May 6, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1. WE NOTE YOUR REFERENCE IN YOUR RESPONSE TO US TO "$2000 REVENUE." THIS STATEMENT DOES NOT APPEAR CONSISTENT WITH THE DISCLOSURES IN YOUR REGISTRATION STATEMENT INCLUDING STATEMENTS ON PAGE 5 SUCH AS "[T]HE PROCEEDS OF THIS OFFERING MAY NOT BE SUFFICIENT FOR US TO
ACHIEVE REVENUES," "WE ANTICIPATE THAT WE WILL INCUR INCREASED OPERATING EXPENSES WITHOUT REALIZING ANY REVENUES," "IT IS DOUBTFUL THAT WE WILL GENERATE ANY OPERATING REVENUES," "[W]E HAVE YET TO EARN REVENUE," AND "NO REVENUES AS OF THIS DATE." WE ALSO NOTE THE STATEMENTS ON PAGE 9 "WHEN AND IF WE GENERATE REVENUES" AND "[T]HERE CAN BE NO ASSURANCES AS TO THE TIMING OF WHEN WE WILL GENERATE REVENUES, IF AT ALL ." LIKEWISE PAGE 10 STATES "WITHOUT REVENUE." YOU STATE ON PAGE 12 "IF AND WHEN WE GENERATE REVENUES." PAGE 13 STATES "WE HAVE NOT GENERATED REVENUES AND NO REVENUES ARE ANTICIPATED UNTIL WE COMPLETE OUR INITIAL BUSINESS DEVELOPMENT." WE NOTE ON PAGE 16 "[W]E ARE IN START-UP STAGE OPERATIONS AND HAVE NOT GENERATED ANY REVENUES." PLEASE SIGNIFICANTLY REVISE YOUR REGISTRATION STATEMENT TO CLARIFY THE DATE AND SOURCE OF REVENUES. PLEASE ALSO FURTHER EXPLAIN WHAT OPERATING ACTIVITIES YOU HAVE ENGAGED IN, WHETHER RELATED TO THE GENERATION OF THESE REVENUES OR OTHERWISE, THAT LED YOU TO CONCLUDE THAT YOUR OPERATIONS ARE MORE THAN NOMINAL

Response: We have revised our registration statement to be consistent with the disclosures of $2000 revenue.

Also we have revised our registration statement to clarify that we generated $2000 consultant fee to our client in March 2013.

The operating activities that we have engaged in that led us to conclude that our operations are more than nominal are: we have developed a business plan,
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investigated the demand for online  translations  services,  executed  agreement with a shipping company as stated in the S-1. We also generated $2000 consultant fee to our client. We have also registered a domain name for our website: www.drimexinc.com

PROSPECTUS SUMMARY, PAGE 3

COMMENT: 2

PLEASE REVISE THE FIRST PARAGRAPH TO CLARIFY THAT YOU DO NOT HAVE ANY PHYSICAL OFFICES.

Response: We have revised to clarify that we do not have any physical office.

COMMENT: 3

PLEASE DELETE THE STATEMENT IN THE FIRST SENTENCE OF THE THIRD PARAGRAPH SUGGESTING THAT YOU HAVE ALREADY STARTED OPERATIONS GIVEN THAT YOU ARE CURRENTLY IN THE DEVELOPMENT STAGE AND WILL NOT BEGIN EXECUTING YOUR BUSINESS PLAN UNTIL AFTER THE OFFERING PERIOD IS COMPLETE. OTHERWISE, PLEASE PROVIDE US WITH YOUR BASIS FOR THIS STATEMENT THAT YOU COMMENCED OPERATIONS ON THE DAY OF INCORPORATION.

Response: We have deleted the statement.

COMMENT: 4

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 11. PLEASE REVISE YOUR BURN RATE DISCUSSION TO STATE HOW MUCH CASH YOU CURRENTLY HAVE ON HAND AND THE DATE YOU WILL RUN OUT OF FUNDS WITHOUT THE ADDITION OF CAPITAL.

Response: We have revised our burn rate discussion.

THE OFFERING, PAGE 4

COMMENT: 5

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 34. PLEASE REVISE THIS SECTION TO STATE THAT YOU DO NOT PLAN TO SELL THESE SECURITIES IN THE UNITED STATES. PLEASE ALSO TELL US WHETHER YOU BELIEVE REGULATION S WOULD BE AVAILABLE FOR THIS OFFERING AND, IF SO, WHY YOU HAVE ELECTED TO CONDUCT A REGISTERED PUBLIC OFFERING UNDER THE FEDERAL SECURITIES LAWS.

Response: We have revised to state that we do not plan to sell these securities in the United States. Also, we will not use Regulation S for our offering. We have elected to conduct a registered public offering to be able to trade our securities on OTC BB.

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RISK FACTORS, PAGE 5

COMMENT: 6

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 5. WE NOTE THAT MR. NEDRYGAYLO LIVES IN THE RUSSIAN FEDERATION. PLEASE ADD A SEPARATE RISK FACTOR ADDRESSING DIFFICULTIES THIS MAY CAUSE IN MANAGING A BUSINESS WITH SIGNIFICANT OPERATIONS IN THE UNITED STATES INCLUDING DEALING WITH ISSUES WITH YOUR VENDORS AND MANAGING INVENTORY.

Response: We have added a separate risk factor:

Mr. Nedrygaylo lives in Russian Federation. This may cause difficulties in managing a business with significant operations in the United States including dealing with issues with our vendors and managing our inventory.

COMMENT: 7

IN THIS REGARD PLEASE ALSO ADD A SEPARATE RISK FACTOR ADDRESSING RISKS TO INVESTORS RELATED TO YOUR SOLE OFFICER AND DIRECTOR RESIDING OUTSIDE THE UNITED STATES SUCH AS THE DIFFICULTIES IN SERVING PROCESS AGAINST HIM, OBTAINING JURISDICTION OVER HIM OR FOREIGN ASSETS, OR ENFORCING JUDGMENTS OBTAINED IN US COURTS AGAINST HIM,

Response: We have added a separate risk factor:

Mr. Nedrygaylo lives in Russian Federation. This may be risk factor to investors such as the difficulties in serving process against him, obtaining jurisdiction over him or foreign assets, or enforcing judgments obtained in US courts against him.

COMMENT: 8

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 33. WE NOTE THE DISCLOSURE ON PAGE 20 THAT MR. NEDRYGAYLO WILL ALSO BE WORKING AS A CONSULTANT BUYING CARS FROM NORTH AMERICA. PLEASE TELL US WHETHER AS A CONSULTANT HE MAY EVER PURCHASE POWER SPORT VEHICLES. IF THAT IS THE CASE PLEASE ADD A SEPARATE RISK FACTOR ADDRESSING THE FACT THAT HE MAY BE BIDDING AGAINST HIS DRIMEX CUSTOMERS OR BIDDING FOR VEHICLES THAT COULD OTHERWISE BE OBTAINED FOR DRIMEX INVENTORY.

Response: We have added following risk factor.

Mr. Nedrygaylo will also be working as a consultant buying cars from North America. As a consultant he may time to time purchase power sport vehicles. Mr. Nedrygaylo may be bidding against his Drimex customers or bidding for vehicles that could otherwise be obtained for Drimex inventory.

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AS AN "EMERGING GROWTH COMPANY," PAGE 8

COMMENT: 9

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 19.PLEASE REVISE THE THIRD BULLET ON PAGE 8 TO ALSO STATE THAT YOU WILL NOT BE REQUIRED TO HOLD THE SHAREHOLDER ADVISORY "SAY ON PAY" AND "SAY ON FREQUENCY" VOTES.

Response: We have revised the third bullet on page 8.

BLUE SKY LAWS MAY LIMIT YOUR ABILITY TO SELL, PAGE 8

COMMENT: 10

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 17. PLEASE REVISE TO CLARIFY THAT THE NOT ALL STATES RECOGNIZE THE MANUAL EXEMPTION.

Response: We have revised to clarify that not all states recognize the manual exemption.

DUE TO THE LACK OF A TRADING MARKET, PAGE 10

COMMENT: 11

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 21. PLEASE ALSO REVISE THE STATEMENT HERE "FOLLOWING THE COMPLETION OF THE OFFERING" TO STATE, IF TRUE, THAT YOU MEAN FOLLOWING THE COMPLETION OF THE OFFERING PERIOD WHICH MAY LAST FOR A YEAR OR A YEAR AND A HALF IF YOU EXTEND IT.

Response: We have revised statement.

USE OF PROCEEDS, PAGE 12

COMMENT 12

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 20. YOU STATE IN YOUR RESPONSE TO US THAT YOU HAVE "IDENTIFIED THESE FEES SEPARATELY ON PAGE 12." WE ARE UNABLE TO LOCATE THE REVISION TO WHICH YOU REFER. PLEASE REVISE YOUR TABLE IN THIS SECTION TO SEPARATELY IDENTIFY THE LEGAL AND PROFESSIONAL FEES YOU WILL INCUR IN CONNECTION WITH THE OFFERING AND THOSE FEES YOU WILL INCUR AS A REPORTING COMPANY. IF IT IS THE CASE THAT IN YOUR FIRST YEAR YOU WILL INCUR $9,000 IN OFFERING EXPENSES, AS SHOWN ON PAGE II-1, AS WELL AS $9,000 IN ONGOING LEGAL AND PROFESSIONAL FEES, THEN PLEASE REVISE YOUR BUDGET AND PLAN OF OPERATIONS DISCLOSURE THROUGHOUT THE PROSPECTUS.

Response: The offering fees are not included in the table because they will be already paid for by the time we raise funds from our offering. We are relying on our director to pay these fees if needed, although there is no obligation on his part to do so. Offering funds will not be used to pay our offering fees, only the ongoing legal and professional fees.

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MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 13

PLAN OF OPERATION, PAGE 13

RENT WAREHOUSE OR OFFICE, PAGE 15

COMMENT:13

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENTS 5 AND 24. WE NOTE ON PAGE 19 THAT YOU PLAN LEASE SPACE FROM SHIPPING COMPANIES IN THE US AND CONTRACT WITH THOSE COMPANIES TO MANAGE YOUR INVENTORY. WE ALSO NOTE ON PAGE 15 THAT YOU PLAN TO RENT OFFICE AND WAREHOUSE SPACE NEAR NEW JERSEY. PLEASE REVISE THE DISCLOSURE IN THIS SECTION TO CLARIFY WHETHER YOU ARE REFERRING TO LEASING SPACE FROM A SHIPPING COMPANY THAT WILL ALSO MANAGE YOUR INVENTORY. PLEASE ALSO EXPLAIN WHY YOU WILL NEED TO RENT OFFICE SPACE NEAR NEW JERSEY IF YOUR SOLE OFFICER RESIDES IN THE RUSSIAN FEDERATION.

Response: We have revised to clarify that we are referring to leasing space from a shipping company that will also manage your inventory. We have deleted statement that we will rent office in New Jersey

COMMENT: 14

PLEASE ALSO DISCUSS WHETHER YOUR SOLE OFFICER UTILIZES OR PLANS TO UTILIZE ANY OFFICE SPACE IN THE RUSSIAN FEDERATION TO RUN YOUR BUSINESS AND ANY ARRANGEMENTS BY THE COMPANY RELATED TO THAT SPACE.

Response: Our sole officer has no plans to utilize any office space in the Russian Federation during first 12 months of our operation.

PROJECTED REVENUE, PAGE 15

COMMENT: 15

WITH A VIEW TO REVISED DISCLOSURE PLEASE EXPLAIN TO US HOW YOU WILL "STAY PROFITABLE" IF YOU HAVE REVENUES OF $1250 PER MONTH AND EXPENSES OF $2083 PER MONTH.

Response: We have revised disclosure.

DESCRIPTION OF BUSINESS, PAGE 18

COMMENT: 16

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 29. PLEASE REVISE TO CLARIFY HOW MANY VEHICLE SHIPPING COMPANIES WITHIN THE US YOU PLAN TO DO BUSINESS WITH AND WHEN YOU WILL PERFORM THE INTERNET SEARCH. WE NOTE A REFERENCE TO MULTIPLE "SHIPPING COMPANIES" AND A SINGLE "VEHICLES CARRIER." WE ALSO NOTE THE STATEMENT THAT YOU "ARE GOING TO FIND VEHICLES CARRIER FOR SHIPPING WITHIN THE US USING INTERNET SEARCH." PLEASE REVISE TO CLARIFY WHETHER YOU MEAN THAT YOU WILL DO AN INTERNET SEARCH EVERY TIME A CUSTOMER PURCHASES A VEHICLE, OR WHETHER YOU WILL DO A SINGLE SEARCH TO SELECT THE CARRIER THAT YOU WILL ALWAYS DO BUSINESS WITH, EXPLAINING WHEN THIS WILL OCCUR.

Response: We have revised to clarify that we plan to do Internet search every time a customer purchases a vehicle.

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GOVERNMENT REGULATION, PAGE 20

COMMENT: 17.

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENTS 2 AND 15. WE NOTE YOUR STATEMENT ON PAGE 20 THAT YOU "ARE IN BUSINESS OF RESELLING AND SHIPPING MOTORCYCLES, ALL-TERRAIN VEHICLES (ATV), SNOWMOBILES, UTILITY TERRAIN VEHICLE (UTV), POWER SPORTS ACCESSORIES FROM USA SUPPLIERS TO WORLDWIDE." PLEASE REVISE THIS STATEMENT TO CLARIFY THAT (I) YOU WILL NOT BEGIN TO EXECUTE YOUR BUSINESS PLAN UNTIL THE OFFERING PERIOD IS COMPLETE, (II) YOU ANTICIPATE YOUR MAIN SOURCE OF REVENUE FROM THE BEGINNING OF YOUR OPERATIONS WILL BE FROM HELPING CUSTOMERS WITH OBTAINING POWER SPORT VEHICLES FROM AUCTIONS IN THE US, RATHER THAN BUYING AND SELLING, AND (III) YOU ONLY HAVE A EUROPEAN SHIPPING AGREEMENT IN PLACE.

Response: We have revised to clarify the statement.

Please direct any further comments or questions you may have to the company's attorney:

David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563

Tel: (516) 887-8200, Fax: (516) 887-8250

Thank you.

Sincerely,


/s/ Vladimir Nedrygaylo
---------------------------------
Vladimir Nedrygaylo

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